SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 21/20

Fitch upgrades Copel National Rating to 'AA+(bra)' and establishes positive outlook

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), informs its shareholders and the market in general that Fitch Ratings has raised the National Long Term Rating to 'AA+(bra)' of Copel, of its wholly-owned subsidiaries Copel Geração e Transmissão S.A., Copel Distribuição S.A. and Copel Telecomunicações S.A. and of its respective debentures issues. At the same time, the outlook for corporate ratings has been revised to positive.

According to the Agency, the increase in the credit rating and the establishment of a positive outlook reflect the efforts made by the Company to improve operating efficiency as an integrated energy company, as well as the strengthening of the group's operational and financial profile as of the entry into force. operation of new assets, based on the following main fundamentals: (i) performance of Copel Distribuição; (ii) mitigation of the impacts of Covid-19 on the distribution company; (iii) robust cash generation; (iv) conservative financial leverage; (v) performance of Copel GeT; and (vi) manageable hydrological risk.

The 'AA+(bra)' credit rating is, behind 'AAA (bra)' only, with a positive outlook, which indicates the possibility of an eventual rise in the future, is Copel’s highest credit note in the last 10 years.

Curitiba, July 30, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Offic er

For further information, please contact the Investor Relations team:

ri@copel.com or by (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 30, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.